SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

QAD Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74727D 10 8

(CUSIP Number)

James A. Mercadante, Esq.
Baker & Hostetler LLP
666 Fifth Avenue
New York, New York 10103
(212) 589-4206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box     ☐.

CUSIP No. 74727D108			Page 2 of 5

1.	Name of Reporting Person: Recovery Equity Investors II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,002,778

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,002,778

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3%

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 74727D108			Page 3 of 5

1.	Name of Reporting Person: Recovery Equity Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,002,778

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,002,778

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3%

14.	Type of Reporting Person (See Instructions): PN

3

CUSIP No. 74727D108			Page 4 of 5

1.	Name of Reporting Person: Joseph James Finn-Egan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,002,778

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,002,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3%

14.	Type of Reporting Person (See Instructions): IN

4

CUSIP No. 74727D108			Page 5 of 5

1.	Name of Reporting Person: Jeffrey A. Lipkin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,002,778

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,002,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): IN

5

     This Amendment No. 2 to the original Schedule 13D filed as of January 3, 2000, and amended on December 5, 2003 (the “Original Schedule 13D”), is being filed to reflect the sale of 2,000,000 shares of Common Stock to QAD at a price of $7.40 per share on May 26, 2005 pursuant to the Sale Agreement and Amendment (the “Sale Agreement”) dated as of May 24, 2005, by and among QAD Inc., a Delaware corporation (“QAD”), Recovery Equity Investors II, L.P., a Delaware limited partnership (“REI”), Pamela M. Lopker, Karl F. Lopker and The Lopker Living Trust dated March 23, 1993, a trust formed under California law (the “Lopker Trust”; Pamela M. Lopker, Karl F. Lopker and the Lopker Trust being collectively referred to herein as the “Lopker Parties”).

     Capitalized terms used but not otherwise defined herein have the respective meanings given to them in the Original Schedule 13D.

Item 4.     Purpose of Transaction

     The first paragraph of Item 4 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     Except as described in this Schedule 13D, REI entered into the Stock Purchase Agreement and the related agreements described below, and acquired the Warrant and the shares of Common Stock acquired by it under the Stock Purchase Agreement, as well as the shares of Common Stock subsequently acquired upon its exercise of the Warrant, for investment purposes. At this time, REI has determined to sell a significant portion of its holdings to QAD. REI will continue to review from time to time its investment in QAD and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price of shares, future evaluations by REI of the business and prospects of QAD, and general stock market and economic conditions, REI may determine to sell all or part of its remaining investment in QAD through open-market purchases, privately negotiated transactions or otherwise. However, pursuant to the terms of the Sale Agreement, REI and certain affiliates have agreed not to trade in QAD Common Stock for a period of 90 days beginning May 26, 2005.

     The fifth paragraph of Item 4 of the Original Schedule 13D describes certain provisions of the Stockholders’ Agreement. Pursuant to the terms of the Stockholders’ Agreement and the Sale Agreement, REI will no longer be entitled to designate a nominee for election as a member of QAD’s Board, and Jeffrey Lipkin has resigned from the QAD Board effective May 26, 2005.

     The sixth paragraph of Item 4 of the Original Schedule 13D describes certain provisions of the Registration Rights Agreement. Pursuant to the terms of the Sale Agreement, REI will no longer be entitled to a “demand” registration with respect to the shares of Common Stock it still holds.

Item 5.     Interest in Securities of the Issuer

     Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) The aggregate number of shares of Common Stock beneficially owned by each reporting person as of May 26, 2005 is 1,002,778, or approximately 3% of the outstanding shares of Common Stock.

(b) The responses of each reporting person to Items (7) through (11) of the cover page of Amendment No. 1 to the Original Schedule 13D that relate to shares of Common Stock beneficially owned by such reporting person are incorporated herein by reference.

(c) Other than as reported in this Amendment No. 2 to the Original Schedule 13D, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this Schedule 13D relates.

(e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: May 26, 2005

RECOVERY EQUITY INVESTORS II, L.P.

By: RECOVERY EQUITY PARTNERS II, L.P.,
       its General Partner

By:	/s/ Joseph J. Finn-Egan
	Name:	Joseph J. Finn-Egan
	Title:	General Partner

By:	/s/ Jeffrey A. Lipkin
	Name:	Jeffrey A. Lipkin
	Title:	General Partner

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: May 26, 2005

RECOVERY EQUITY PARTNERS II, L.P.

By:	/s/ Joseph J. Finn-Egan
	Name:	Joseph J. Finn-Egan
	Title:	General Partner

By:	/s/ Jeffrey A. Lipkin
	Name:	Jeffrey A. Lipkin
	Title:	General Partner

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated: May 26, 2005

By:	/s/ Joseph J. Finn-Egan
	Name:	Joseph J. Finn-Egan

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: May 26, 2005

By:	/s/ Jeffrey A. Lipkin
	Name:	Jeffrey A. Lipkin